No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF August 2013

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

SÃO PAULO, Brazil, August 7, 2013 - Honda Automoveis do Brasil Ltda., the Honda automobile production and sales subsidiary in Brazil, announced plans to build a new automobile production plant with annual production capacity of 120,000 units. The new plant is scheduled to become operational in 2015.

Exhibit 2:

On August 9, 2013, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal first quarter ended June 30, 2013 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Kohei Takeuchi
Kohei Takeuchi
Operating Officer and Director
Chief Financial Officer
Honda Motor Co., Ltd.

Date: September 13, 2013

Honda to Build New Automobile Production Plant in Brazil

— Doubling Annual Production Capacity to 240,000 Units in 2015 —

SÃO PAULO, Brazil, August 7, 2013 - Honda Automoveis do Brasil Ltda., the Honda automobile production and sales subsidiary in Brazil, announced plans to build a new automobile production plant with annual production capacity of 120,000 units. The new plant is scheduled to become operational in 2015.

For details, please refer to the website of Honda Motor Co., Ltd

http://world.honda.com/news/2013/c130807New-Automobile-Production-Plant-Brazil/index.html

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

June 30, 2013

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and June 30, 2013

	Yen (millions)
Assets	March 31, 2013	June 30, 2013
	unaudited	unaudited
Current assets:
Cash and cash equivalents	¥1,206,128	¥1,139,200
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥7,885 million at March 31, 2013 and ¥6,739 million at June 30, 2013 (note 3)	1,005,981	949,338
Finance subsidiaries-receivables, net (notes 2 and 3)	1,243,002	1,345,382
Inventories (note 4)	1,215,421	1,223,656
Deferred income taxes	234,075	220,811
Other current assets (notes 3, 5 and 8)	418,446	419,672

Total current assets	5,323,053	5,298,059

Finance subsidiaries-receivables, net (notes 2 and 3)	2,788,135	3,034,823

Investments and advances:
Investments in and advances to affiliates (note 3)	459,110	520,917
Other, including marketable equity securities (notes 3 and 5)	209,680	240,035

Total investments and advances	668,790	760,952

Property on operating leases:
Vehicles	2,243,424	2,384,765
Less accumulated depreciation	400,292	420,044

Net property on operating leases	1,843,132	1,964,721

Property, plant and equipment, at cost:
Land	515,661	506,152
Buildings	1,686,638	1,745,436
Machinery and equipment	3,832,090	4,015,168
Construction in progress	288,073	339,211

	6,322,462	6,605,967
Less accumulated depreciation and amortization	3,922,932	4,071,378

Net property, plant and equipment	2,399,530	2,534,589

Other assets, net of allowance for doubtful accounts of ¥22,754 million at March 31, 2013 and ¥22,385 million at June 30, 2013 (notes 3 and 8)	612,717	605,172

Total assets	¥13,635,357	¥14,198,316

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2013 and June 30, 2013

	Yen (millions)
Liabilities and Equity	March 31, 2013	June 30, 2013
	unaudited	unaudited
Current liabilities:
Short-term debt	¥1,238,297	¥1,354,141
Current portion of long-term debt	945,046	945,995
Trade payables:
Notes	31,354	29,333
Accounts	956,660	852,936
Accrued expenses (note 9)	593,570	531,995
Income taxes payable	48,454	50,531
Other current liabilities (note 8)	275,623	333,273

Total current liabilities	4,089,004	4,098,204

Long-term debt, excluding current portion	2,710,845	2,915,493
Other liabilities (note 9)	1,630,085	1,684,808

Total liabilities	8,429,934	8,698,505

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares at March 31, 2013 and at June 30, 2013; issued 1,811,428,430 shares at March 31, 2013 and at June 30, 2013	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	47,583	47,939
Retained earnings (notes 1(c) and 10(a))	6,001,649	6,089,548
Accumulated other comprehensive income (loss), net (notes 5, 6 and 8)	(1,236,792)	(1,043,791)
Treasury stock, at cost 9,131,140 shares at March 31, 2013 and 9,132,631 shares at June 30, 2013	(26,124)	(26,130)

Total Honda Motor Co., Ltd. shareholders’ equity	5,043,500	5,324,750

Noncontrolling interests (note 1(c))	161,923	175,061

Total equity	5,205,423	5,499,811

Commitments and contingent liabilities (note 9)
Total liabilities and equity	¥13,635,357	¥14,198,316

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended June 30, 2012 and 2013

	Yen (millions)
	June 30, 2012	June 30, 2013
	unaudited	unaudited
Net sales and other operating revenue	¥2,435,909	¥2,834,095

Operating costs and expenses:
Cost of sales	1,791,214	2,124,409
Selling, general and administrative	342,683	383,061
Research and development	125,999	141,662

	2,259,896	2,649,132

Operating income	176,013	184,963

Other income (expenses):
Interest income	7,699	5,992
Interest expense	(3,016)	(2,974)
Other, net (notes 5 and 8)	14,084	(15,946)

	18,767	(12,928)

Income before income taxes and equity in income of affiliates	194,780	172,035

Income tax expense (note 1(e)):
Current	35,871	43,866
Deferred	41,962	26,973

	77,833	70,839

Income before equity in income of affiliates	116,947	101,196

Equity in income of affiliates (note 1(f))	20,732	31,767

Net income	137,679	132,963

Less: Net income attributable to noncontrolling interests	5,956	10,464

Net income attributable to Honda Motor Co., Ltd.	¥131,723	¥122,499

	Yen
	June 30, 2012	June 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 12):	¥73.09	¥67.97

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2012 and 2013

	Yen (millions)
	June 30, 2012	June 30, 2013
	unaudited	unaudited
Net income	¥137,679	¥132,963

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(50,448)	189,546
Unrealized gains (losses) on available-for-sale securities, net	(9,808)	8,694
Unrealized gains (losses) on derivative instruments, net	139	587
Pension and other postretirement benefits adjustments	2,363	2,685

Other comprehensive income (loss), net of tax (note 6)	(57,754)	201,512

Comprehensive income (loss)	79,925	334,475
Less: Comprehensive income attributable to noncontrolling interests	5,913	18,975

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥74,012	¥315,500

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the three months ended June 30, 2012 and 2013

	Yen (millions)
	June 30, 2012	June 30, 2013
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥137,679	¥132,963
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases (note 1(g))	76,736	108,313
Depreciation of property on operating leases	58,105	80,397
Deferred income taxes	41,962	26,973
Equity in income of affiliates	(20,732)	(31,767)
Dividends from affiliates	11,416	5,735
Provision for credit and lease residual losses on finance subsidiaries-receivables	1,884	4,623
Impairment loss on property on operating leases	149	615
Loss (gain) on derivative instruments, net	(29,166)	(21,038)
Decrease (increase) in assets:
Trade accounts and notes receivable	(22,137)	92,404
Inventories	(52,945)	38,389
Other current assets	67,630	5,742
Other assets	(14,114)	1,022
Increase (decrease) in liabilities:
Trade accounts and notes payable	(70,457)	(101,821)
Accrued expenses	(23,605)	(52,262)
Income taxes payable	15,567	(2,065)
Other current liabilities	23,050	46,310
Other liabilities	(1,668)	(12,524)
Other, net	(16,638)	(17,819)

Net cash provided by operating activities	182,716	304,190

Cash flows from investing activities:
Increase in investments and advances	(5,968)	(9,696)
Decrease in investments and advances	5,911	14,132
Payments for purchases of available-for-sale securities	—	(16,453)
Proceeds from sales of available-for-sale securities	—	1,597
Payments for purchases of held-to-maturity securities	(1,002)	(10)
Proceeds from redemptions of held-to-maturity securities	2,896	1,707
Capital expenditures	(135,802)	(210,696)
Proceeds from sales of property, plant and equipment	6,230	8,079
Proceeds from insurance recoveries for damaged property, plant and equipment	—	6,800
Acquisitions of finance subsidiaries-receivables	(484,690)	(745,780)
Collections of finance subsidiaries-receivables	459,109	559,386
Purchases of operating lease assets	(226,838)	(271,474)
Proceeds from sales of operating lease assets	121,383	164,237

Net cash used in investing activities	(258,771)	(498,171)

Cash flows from financing activities:
Proceeds from short-term debt	1,642,144	1,928,544
Repayments of short-term debt	(1,550,182)	(1,856,102)
Proceeds from long-term debt	255,113	378,042
Repayments of long-term debt	(336,187)	(320,903)
Dividends paid (note 10(a))	(27,034)	(34,243)
Dividends paid to noncontrolling interests	(3,678)	(5,889)
Sales (purchases) of treasury stock, net	(0)	(6)
Other, net (note 1(g))	(6,263)	(8,399)

Net cash provided by (used in) financing activities	(26,087)	81,044
Effect of exchange rate changes on cash and cash equivalents	(11,027)	46,009

Net change in cash and cash equivalents	(113,169)	(66,928)
Cash and cash equivalents at beginning of period	1,247,113	1,206,128

Cash and cash equivalents at end of period	¥1,133,944	¥1,139,200

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2013 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2013.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Changing in Fiscal Year-end of a Subsidiary

Effective April 1, 2013, a subsidiary of the Company changed its fiscal year-end from December 31 to March 31. As a result, the Company eliminated the previously existing three month differences between the reporting periods of the Company and the subsidiary in the consolidated financial statements. The elimination of the lag period represents a change in accounting principle and has been reported by retrospective application. The impacts on the retained earnings and noncontrolling interests as of April 1, 2012 are ¥6,023 million and ¥1,658 million, respectively. Honda believes the effect of the retrospective application is not material to the Company’s consolidated financial statements as of and for the three months ended June 30, 2012, and therefore the Company’s consolidated financial statements have not been retrospectively adjusted, except for the adjustment to retained earnings and noncontrolling interests as of April 1, 2012.

(d)	Adoption of New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income”. This amendment requires reporting entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component, and to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income.

Honda adopted ASU 2013-02, effective April 1, 2013, and discloses in accompanying note 6 to consolidated financial statements. This adoption has no impact on the Honda’s financial position or results of operations.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(e)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the three months ended June 30, 2013. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(f)	Impairment Loss on Investments in Affiliates

For the three months ended June 30, 2012, Honda recognized impairment loss of ¥6,525 million, net of tax, on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income. For the three months ended June 30, 2013, Honda did not recognize any significant impairment losses.

(g)	Immaterial Corrections of the Prior Year’s Consolidated Statements of Cash Flows

Adjustments have been made to correct previous immaterial understatements in both depreciation excluding property on operating leases, which is included in cash flows from operating activities, and payments of other debt, which is included in other, net in cash flows from financing activities, in the consolidated statements of cash flows for the three months ended June 30, 2012. These adjustments increased previously reported net cash provided by operating activities and increased previously reported net cash used in financing activities by ¥6,263 million for the three months ended June 30, 2012.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2013	June 30, 2013
Finance subsidiaries-receivables
Allowance for credit losses	¥17,828	¥19,981
Allowance for losses on lease residual values	3,354	3,030

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2013 and June 30, 2013:

	Yen (millions)
	March 31, 2013	June 30, 2013
Retail	¥3,865,430	¥4,187,490
Direct financing lease	448,672	473,958
Wholesale flooring	389,562	385,865
Commercial loans	42,433	49,892

Total finance receivables	4,746,097	5,097,205
Less:
Allowance for credit losses	19,716	21,792
Allowance for losses on lease residual values	3,354	3,030
Unearned interest income and fees	18,697	20,412

	4,704,330	5,051,971
Less:
Finance receivables included in trade accounts and notes receivables, net	461,450	455,255
Finance receivables included in other assets, net	211,743	216,511

Finance subsidiaries-receivables, net	4,031,137	4,380,205
Less current portion	1,243,002	1,345,382

Noncurrent finance subsidiaries-receivables, net	¥2,788,135	¥3,034,823

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables consist of a large number of smaller-balance homogenous loans and leases and are collectively evaluated for impairment. The finance subsidiaries of the Company utilize various methodologies when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesale receivables are considered to be impaired when it is probable that the finance subsidiaries of the Company will be unable to collect all amounts due according to the original terms of the contract. Wholesale receivables are evaluated for impairment on an individual dealer basis. Ongoing evaluations of dealerships are performed to determine whether there is evidence of impairment. Factors can include payment performance, overall dealership financial performance, or known difficulties experienced by the dealership.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the three months ended June 30, 2012 and 2013.

For the three months ended June 30, 2012

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥20,497	¥1,151	¥1,401	¥23,049
Provision	1,904	84	153	2,141
Charge-offs	(4,520)	(100)	(54)	(4,674)
Recoveries	2,142	19	9	2,170
Adjustments from foreign currency translation	(230)	(33)	(83)	(346)

Balance at end of period	¥19,793	¥1,121	¥1,426	¥22,340

For the three months ended June 30, 2013
	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥17,643	¥789	¥1,284	¥19,716
Provision	4,269	65	14	4,348
Charge-offs	(5,631)	(114)	(17)	(5,762)
Recoveries	2,437	24	3	2,464
Adjustments from foreign currency translation	955	11	60	1,026

Balance at end of period	¥19,673	¥775	¥1,344	¥21,792

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present the age analyses of past due finance receivables at March 31, 2013 and June 30, 2013.

As of March 31, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥12,947	¥1,805	¥2,607	¥17,359	¥3,247,241	¥3,264,600
Used & certified auto	5,064	643	276	5,983	434,183	440,166
Others	1,213	419	1,353	2,985	157,679	160,664

Total retail	19,224	2,867	4,236	26,327	3,839,103	3,865,430
Direct financing lease	966	161	1,644	2,771	445,901	448,672
Wholesale
Wholesale flooring	205	67	311	583	388,979	389,562
Commercial loans	—	—	—	—	42,433	42,433

Total wholesale	205	67	311	583	431,412	431,995

Total finance receivables	¥20,395	¥3,095	¥6,191	¥29,681	¥4,716,416	¥4,746,097

As of June 30, 2013

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥13,895	¥2,769	¥2,677	¥19,341	¥3,553,566	¥3,572,907
Used & certified auto	5,858	1,037	349	7,244	433,236	440,480
Others	1,290	611	1,518	3,419	170,684	174,103

Total retail	21,043	4,417	4,544	30,004	4,157,486	4,187,490
Direct financing lease	576	238	384	1,198	472,760	473,958
Wholesale
Wholesale flooring	41	29	523	593	385,272	385,865
Commercial loans	2	2	2	6	49,886	49,892

Total wholesale	43	31	525	599	435,158	435,757

Total finance receivables	¥21,662	¥4,686	¥5,453	¥31,801	¥5,065,404	¥5,097,205

*	Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2013 and June 30, 2013.

As of March 31, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,260,188	¥4,412	¥3,264,600
Used & certified auto	439,247	919	440,166
Others	158,892	1,772	160,664

Total retail	3,858,327	7,103	3,865,430
Direct financing lease	446,867	1,805	448,672

Total	¥4,305,194	¥8,908	¥4,314,102

As of June 30, 2013

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥3,567,461	¥5,446	¥3,572,907
Used & certified auto	439,094	1,386	440,480
Others	171,974	2,129	174,103

Total retail	4,178,529	8,961	4,187,490
Direct financing lease	473,336	622	473,958

Total	¥4,651,865	¥9,583	¥4,661,448

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2013 and June 30, 2013.

As of March 31, 2013

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥236,203	¥153,359	¥389,562
Commercial loans	24,198	18,235	42,433

Total	¥260,401	¥171,594	¥431,995

As of June 30, 2013
	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥235,811	¥150,054	¥385,865
Commercial loans	32,578	17,314	49,892

Total	¥268,389	¥167,368	¥435,757

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥37,274 million and ¥40,333 million are included in other current assets, investments and advances and other assets in the consolidated balance sheets at March 31, 2013 and June 30, 2013, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥19,562 million and ¥20,204 million at March 31, 2013 and June 30, 2013, respectively, for which the allowance for credit losses were ¥19,541 million and ¥20,201 million at March 31, 2013 and June 30, 2013, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

(4) Inventories

Inventories at March 31, 2013 and June 30, 2013 are summarized as follows:

	Yen (millions)
	March 31, 2013	June 30, 2013
Finished goods	¥726,034	¥738,261
Work in process	53,035	65,604
Raw materials	436,352	419,791

Total	¥1,215,421	¥1,223,656

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(5) Investments and Advances-Other

Investments and advances at March 31, 2013 and June 30, 2013 consist of the following:

	Yen (millions)
	March 31, 2013	June 30, 2013
Current
Corporate debt securities	¥1,553	¥—
Advances	926	1,071
Certificates of deposit	1,550	1,550
Other	10,846	10,647

Total	¥14,875	¥13,268

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.
	Yen (millions)
	March 31, 2013	June 30, 2013
Noncurrent
Auction rate securities	¥6,928	¥6,606
Marketable equity securities	117,110	132,167
Government bonds	2,000	2,000
U.S. government agency debt securities	1,068	4,239
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,780	12,523
Guaranty deposits	20,210	19,650
Advances	2,132	1,946
Other	48,483	59,935

Total	¥209,680	¥240,035

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2013 and June 30, 2013 are summarized below:

	Yen (millions)
	March 31, 2013	June 30, 2013
Available-for-sale
Cost	¥49,990	¥64,873
Fair value	128,848	158,984
Gross unrealized gains	80,453	95,300
Gross unrealized losses	1,595	1,189

Held-to-maturity
Amortized cost	¥16,511	¥15,597
Fair value	16,556	15,633
Gross unrealized gains	45	36
Gross unrealized losses	—	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Maturities of debt securities classified as available-for-sale at June 30, 2013 are as follows:

Yen (millions)
Due within one year	¥1,183
Due after one year through five years	8,084
Due after five years through ten years	5,028
Due after ten years	11,043

Total	¥25,338

Maturities of debt securities classified as held-to-maturity at June 30, 2013 are as follows:

Yen (millions)
Due within one year	¥1,646
Due after one year through five years	2,031
Due after five years through ten years	9,859
Due after ten years	2,061

Total	¥15,597

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the three months ended June 30, 2012 and 2013.

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2013 and June 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013		June 30, 2013
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥8,778	¥192	¥11,319	¥472
12 months or longer	8,753	1,403	7,552	717

Total	¥17,531	¥1,595	¥18,871	¥1,189

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2013 and June 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Other Comprehensive Income (Loss)

The following table presents the changes in accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013.

For the three months ended June 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications	189,546	8,476	350	(202)	198,170
Amounts reclassified from accumulated other comprehensive income (loss)	—	218	237	2,887	3,342

Net current-period other comprehensive income (loss)	189,546	8,694	587	2,685	201,512

Less: Other comprehensive income attributable to noncontrolling interests	8,443	25	—	43	8,511

Balance at end of period	¥(788,480)	¥52,800	¥350	¥(308,461)	¥(1,043,791)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following table presents the reclassifications out of accumulated other comprehensive income (loss) by component for the three months ended June 30, 2013.

For the three months ended June 30, 2013

Yen (millions)
Details about accumulated other comprehensive income (loss) components	Amounts reclassified from accumulated other comprehensive income (loss)	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(336)	Other income (expenses) – Other, net
	118	Income tax expense

	¥(218)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥(381)	Other income (expenses) – Other, net
	144	Income tax expense

	¥(237)	Net income

Pension and other postretirement benefits adjustments
	¥(4,482)	*
	1,595	Income tax expense

	¥(2,887)	Net income

Total reclassifications for the period	¥(3,342)

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2013 and June 30, 2013.

As of March 31, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥6,538	¥—	¥6,538	¥—	¥—
Interest rate instruments (note 8)	—	32,152	—	32,152	—	—

Total derivative instruments	—	38,690	—	38,690	(18,071)	20,619

Available-for-sale securities
Marketable equity securities	117,110	—	—	117,110	—	117,110
Auction rate securities	—	—	6,928	6,928	—	6,928
Others	584	4,226	—	4,810	—	4,810

Total available-for-sale securities	117,694	4,226	6,928	128,848	—	128,848

Total	¥117,694	¥42,916	¥6,928	¥167,538	¥(18,071)	¥149,467

Liabilities:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥(78,934)	¥—	¥(78,934)	¥—	¥—
Interest rate instruments (note 8)	—	(14,639)	—	(14,639)	—	—

Total derivative instruments	—	(93,573)	—	(93,573)	18,071	(75,502)

Total	¥—	¥(93,573)	¥—	¥(93,573)	¥18,071	¥(75,502)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of June 30, 2013

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥5,747	¥—	¥5,747	¥—	¥—
Interest rate instruments (note 8)	—	26,717	—	26,717	—	—

Total derivative instruments	—	32,464	—	32,464	(18,732)	13,732

Available-for-sale securities
Marketable equity securities	132,167	—	—	132,167	—	132,167
Auction rate securities	—	—	6,606	6,606	—	6,606
Others	592	19,619	—	20,211	—	20,211

Total available-for-sale securities	132,759	19,619	6,606	158,984	—	158,984

Total	¥132,759	¥52,083	¥6,606	¥191,448	¥(18,732)	¥172,716

Liabilities:
Derivative instruments
Foreign exchange instruments (note 8)	¥—	¥(49,002)	¥—	¥(49,002)	¥—	¥—
Interest rate instruments (note 8)	—	(14,238)	—	(14,238)	—	—

Total derivative instruments	—	(63,240)	—	(63,240)	18,732	(44,508)

Total	¥—	¥(63,240)	¥—	¥(63,240)	¥18,732	¥(44,508)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reconciliation during the three months ended June 30, 2012 and 2013 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the three months ended June 30, 2012

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,651
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(8)
Foreign currency translation	(233)

Balance at end of period	¥6,410

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—
For the three months ended June 30, 2013
Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	99
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	369

Balance at end of period	¥6,606

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (note 8)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss for the year ended March 31, 2013. The fair value of the investments was ¥68,778 million and estimated by using quoted market price. Fair value measurement for the investments is classified as Level 1.

For the three months ended June 30, 2013, Honda does not have significant assets and liabilities measured at fair value on a nonrecurring basis.

Honda has not elected the fair value option for the fiscal year ended March 31, 2013 and the three months ended June 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2013 and June 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013		June 30, 2013
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables*	¥4,278,460	¥4,326,333	¥4,602,363	¥4,652,420
Held-to-maturity securities	16,511	16,556	15,597	15,633
Debt	(4,894,188)	(4,966,318)	(5,215,629)	(5,254,736)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and June 30, 2013 in the table exclude ¥425,870 million and ¥449,608 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2013 and June 30, 2013 in the table also include ¥673,193 million and ¥671,766 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of these Government bonds is classified as Level 1. The fair value of U.S. government agency debt securities is estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of these bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (note 7). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2013 and June 30, 2013 are as follows:

Derivatives designated as hedging instruments:

	Yen (millions)
	March 31, 2013	June 30, 2013
Foreign currency forward exchange contracts	¥23,324	¥22,119

Total foreign exchange instruments	¥23,324	¥22,119

Derivatives not designated as hedging instruments:

	Yen (millions)
	March 31, 2013	June 30, 2013
Foreign currency forward exchange contracts	¥724,435	¥545,225
Foreign currency option contracts	4,145	4,251
Currency swap agreements	337,254	345,076

Total foreign exchange instruments	¥1,065,834	¥894,552

Interest rate swap agreements	¥4,063,289	¥4,150,837

Total interest rate instruments	¥4,063,289	¥4,150,837

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedge

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The amounts recognized in accumulated other comprehensive income (loss) at March 31, 2013 and June 30, 2013 were ¥237 million loss and ¥350 million income, respectively. All amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2013 are expected to be recognized in earnings within the next twelve months.

The period that hedges the changes in cash flows related to the risk of foreign currency rate is at most around two months. There are no derivative financial instruments where hedge accounting has been discontinued due to the forecasted transaction no longer being probable. The Company excludes financial instruments’ time value component from the assessment of hedge effectiveness. There is no portion of hedging instruments that has been assessed ineffective.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2013 and June 30, 2013 are as follows:

As of March 31, 2013

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥—	¥(211)	¥—	¥—	¥(211)

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥6,538	¥(78,723)	¥(1,534)	¥(314)	¥(70,337)
Interest rate instruments	32,152	(14,639)	3,907	18,560	(4,954)

Total	¥38,690	¥(93,362)	¥2,373	¥18,246	¥(75,291)

Netting adjustment	(18,071)	18,071

Net amount	¥20,619	¥(75,291)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of June 30, 2013

Derivatives designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥631	¥—	¥631	¥—	¥—

Derivatives not designated as hedging instruments:

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥5,116	¥(49,002)	¥4,327	¥(2,563)	¥(45,650)
Interest rate instruments	26,717	(14,238)	295	11,042	1,142

Total	¥31,833	¥(63,240)	¥4,622	¥8,479	¥(44,508)

Netting adjustment	(18,732)	18,732

Net amount	¥13,101	¥(44,508)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

The pre-tax effects of derivative instruments on the Company’s results of operations for the three months ended June 30, 2012 and 2013 are as follows:

For the three months ended June 30, 2012

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥(72)	Other income (expenses) - Other, net	¥(297)	Other income (expenses) - Other, net	¥(292)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥12,945
Interest rate instruments	Other income (expenses) - Other, net	4,414

Total		¥17,359

For the three months ended June 30, 2013

Derivatives designated as hedging instruments

Cash flow hedge:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments:	¥564	Other income (expenses) - Other, net	¥(381)	Other income (expenses) - Other, net	¥66

Derivatives not designated as hedging instruments

	Yen (millions)
	Gain (Loss) recognized in earnings
	Location	Amount
Foreign exchange instruments	Other income (expenses) - Other, net	¥(23,319)
Interest rate instruments	Other income (expenses) - Other, net	(5,029)

Total		¥(28,348)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2013 and June 30, 2013, Honda has guaranteed ¥26,475 million and ¥25,748 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults at March 31, 2013 and June 30, 2013 are ¥26,475 million and ¥25,748 million, respectively. At June 30, 2013, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in provisions for those product warranties for the year ended March 31, 2013 and the three months ended June 30, 2013 are as follows:

	Yen (millions)
	March 31, 2013	June 30, 2013
Balance at beginning of period	¥170,562	¥208,033
Warranty claims paid during the period	(64,942)	(26,149)
Liabilities accrued for warranties issued during the period	97,108	24,920
Changes in liabilities for pre-existing warranties during the period	(8,583)	3,493
Foreign currency translation	13,888	5,640

Balance at end of period	¥208,033	¥215,937

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the three months ended June 30, 2012

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 21, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	27,034
Dividend per share of common stock (yen)	15.00
Record date	March 31, 2012
Effective date	June 22, 2012
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the three months ended June 30, 2012, effective after the period

Resolution	The board of directors meeting on July 31, 2012
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	June 30, 2012
Effective date	August 24, 2012
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended June 30, 2013

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 19, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the three months ended June 30, 2013, effective after the period

Resolution	The board of directors meeting on July 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

Segment Information

As of and for the three months ended June 30, 2012

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥346,650	¥1,890,510	¥131,279	¥67,470	¥2,435,909	¥—	¥2,435,909
Intersegment	—	4,250	2,747	2,488	9,485	(9,485)	—

Total	¥346,650	¥1,894,760	¥134,026	¥69,958	¥2,445,394	¥(9,485)	¥2,435,909

Segment income (loss)	¥36,802	¥100,661	¥40,837	¥(2,287)	¥176,013	¥—	¥176,013

Assets	¥955,392	¥4,960,625	¥5,567,623	¥286,901	¥11,770,541	¥(241,176)	¥11,529,365
Depreciation and amortization	¥8,884	¥65,629	¥58,405	¥1,923	¥134,841	¥—	¥134,841
Capital expenditures	¥11,798	¥87,036	¥227,015	¥2,033	¥327,882	¥—	¥327,882

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of and for the three months ended June 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥396,870	¥2,196,591	¥165,396	¥75,238	¥2,834,095	¥—	¥2,834,095
Intersegment	—	4,404	2,592	2,718	9,714	(9,714)	—

Total	¥396,870	¥2,200,995	¥167,988	¥77,956	¥2,843,809	¥(9,714)	¥2,834,095

Segment income (loss)	¥42,582	¥96,377	¥44,643	¥1,361	¥184,963	¥—	¥184,963

Assets	¥1,182,953	¥5,852,034	¥7,206,853	¥334,441	¥14,576,281	¥(377,965)	¥14,198,316
Depreciation and amortization	¥12,145	¥92,554	¥80,755	¥3,256	¥188,710	¥—	¥188,710
Capital expenditures	¥13,026	¥165,344	¥272,287	¥3,611	¥454,268	¥—	¥454,268

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥253,703 million as of June 30, 2012 and ¥285,682 million as of June 30, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥58,105 million for the three months ended June 30, 2012 and ¥80,397 million for the three months ended June 30, 2013, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥226,838 million for the three months ended June 30, 2012 and ¥271,474 million for the three months ended June 30, 2013, respectively, of purchase of operating lease assets.

7.	The amounts of Assets and Depreciation and amortization for the three months ended June 30, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2012

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥511,962	¥1,155,552	¥122,018	¥430,662	¥215,715	¥2,435,909	¥—	¥2,435,909
Transfers between geographic areas	494,696	59,159	25,861	82,148	4,627	666,491	(666,491)	—

Total	¥1,006,658	¥1,214,711	¥147,879	¥512,810	¥220,342	¥3,102,400	¥(666,491)	¥2,435,909

Operating income (loss)	¥60,978	¥82,217	¥(7,634)	¥31,750	¥12,277	¥179,588	¥(3,575)	¥176,013

Assets	¥3,090,582	¥6,171,577	¥490,333	¥1,143,591	¥676,759	¥11,572,842	¥(43,477)	¥11,529,365
Long-lived assets	¥1,065,580	¥1,951,193	¥101,928	¥277,302	¥139,617	¥3,535,620	¥—	¥3,535,620

As of and for the three months ended June 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥433,538	¥1,405,502	¥158,869	¥598,369	¥237,817	¥2,834,095	¥—	¥2,834,095
Transfers between geographic areas	542,346	95,806	17,113	108,374	2,902	766,541	(766,541)	—

Total	¥975,884	¥1,501,308	¥175,982	¥706,743	¥240,719	¥3,600,636	¥(766,541)	¥2,834,095

Operating income (loss)	¥62,187	¥71,858	¥(9,740)	¥53,755	¥5,415	¥183,475	¥1,488	¥184,963

Assets	¥3,219,164	¥8,062,987	¥629,302	¥1,688,083	¥739,109	¥14,338,645	¥(140,329)	¥14,198,316
Long-lived assets	¥1,186,448	¥2,679,540	¥126,393	¥466,100	¥156,205	¥4,614,686	¥—	¥4,614,686

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥253,703 million as of June 30, 2012 and ¥285,682 million as of June 30, 2013, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

6.	The amounts of Assets for the three months ended June 30, 2012 have been corrected from the amounts previously disclosed.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the three months ended June 30, 2012 and 2013

	Yen
	June 30, 2012	June 30, 2013
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥73.09	¥67.97

	Yen (millions)
	June 30, 2012	June 30, 2013
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥131,723	¥122,499
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥131,723	¥122,499
Weighted average number of common shares	1,802,299,489 shares	1,802,296,557 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.